FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of November 6, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2024 Third Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2024 Third Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Free Cash Flow, Net cash / debt and Operating working capital days. See exhibit I for more details on these alternative performance measures.

Luxembourg, November 6, 2024. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) today announced its results for the quarter ended September 30, 2024 in comparison with its results for the quarter ended September 30, 2023.

Summary of 2024 Third Quarter Results

(Comparison with second quarter of 2024 and third quarter of 2023)

	3Q 2024	2Q 2024		3Q 2023
Net sales ($ million)	2,915	3,322	(12%)	3,238	(10%)
Operating income ($ million)	537	512	5%	868	(38%)
Net income ($ million)	459	348	32%	547	(16%)
Shareholders’ net income ($ million)	448	335	34%	537	(17%)
Earnings per ADS ($)	0.81	0.59	37%	0.91	(11%)
Earnings per share ($)	0.40	0.29	37%	0.46	(11%)
EBITDA* ($ million)	688	650	6%	1,004	(31%)
EBITDA margin (% of net sales)	23.6%	19.6%		31.0%

*EBITDA in 2Q 2024 includes a $171 million loss from the provision for ongoing litigation related to the acquisition of a participation in Usiminas. If this charge was not included EBITDA would have amounted to $821 million, or 24.7% of sales.

Net sales in the third quarter were affected by lower prices in the Americas and lower demand in the USA, Mexico and Saudi Arabia as well as lower line pipe shipments in Argentina. Margins were relatively resilient with our EBITDA margin falling 1.1% quarter on quarter on a comparable basis while net income recovered after the extraordinary provisions recorded by Tenaris and its associate company Ternium in the last quarter.

During the quarter, our free cash flow amounted to $373 million and, after spending $182 million on share buybacks, our positive net cash position amounted to $4.0 billion at September 30, 2024.

Interim Dividend Payment

Our board of directors approved the payment of an interim dividend of $0.27 per share ($0.54 per ADS), or approximately $300 million, according to the following timetable:

•	Payment date: November 20, 2024
•	Record date: November 19, 2024
•	Ex-dividend for securities listed in Europe: November 18, 2024
•	Ex-dividend for securities listed in the United States and Mexico: November 19, 2024

Follow-on Share Buyback Program

Tenaris’s Board of Directors approved a $700 million follow-on share buyback program under the authority granted by the annual general meeting of shareholders held on June 2, 2020.

Under the previous $1.2 billion share buyback, which ran from November 5, 2023 to August 2, 2024, the Company purchased a total number of ordinary shares representing 6.07% of its total issued share capital measured as at the launch of the program. This follow-on share buyback program will cover up to $700 million (excluding customary transaction fees), subject to a maximum of 46,373,915 ordinary shares representing the remainder 3.93% of the Company’s issued share capital (measured also as at the launch of the original program) that may be repurchased under the above-referred authority (which authorizes repurchases up to a maximum of 10% of the share capital).

The decision and opportunity of launching this follow-on buyback program is driven by the Company’s significant cash flow generation and strong balance sheet.

The follow-on buyback program is expected to be launched in the near future and finish by March 26, 2025. It will be executed by a primary financial institution on the Milan Stock Exchange, with the intention to cancel the ordinary shares acquired through the program.

The buybacks may be ceased, paused and continued at any time, subject to compliance with applicable laws and regulations.

Tenaris will provide updates on the buyback program via press releases and on the Investors section of its corporate website. The buybacks will be carried out subject to market conditions and in compliance with applicable laws and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

Market Background and Outlook

Oil prices appear relatively stable and support industry investment despite uncertainty about Asian demand growth and geopolitical tensions.

The decline in OCTG prices in North America that we have seen over the past two years has now come to an end as drilling activity has stabilized and the level of US OCTG imports has come down.

The new government in Mexico is implementing its energy policy, drilling activity in the near term is subdued, while next year we expect that it will recover. In Argentina, the economic environment is improving, which should support investment in pipeline infrastructure and drilling activity in the Vaca Muerta shale.

In the Middle East, while gas drilling activity remains at a stable level, we see some reduction in oil activity and rationalization of inventories, including pipes, to protect cash flow.

In the fourth quarter, our sales and EBITDA will be lower than the third quarter, affected by lower sales in Mexico and Saudi Arabia and the delayed impact of OCTG pricing in the Americas. Overall, our 2024 second half results will be in line with our investor day guidance in September. Going into 2025, we expect our sales and EBITDA to recover with an increase in shipments in North America and the Middle East and a rebound in OCTG prices in North America.

Analysis of 2024 Third Quarter Results

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	3Q 2024	2Q 2024		3Q 2023
Seamless	746	805	(7%)	744	0%
Welded	191	228	(16%)	169	13%
Total	937	1,033	(9%)	913	3%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below. During this quarter, the coating service results attributable to the coating business acquired from Mattr, which were previously included in our Others segment, have been reclassified to our Tubes segment and comparative amounts have been reclassified accordingly.

Tubes	3Q 2024	2Q 2024		3Q 2023
(Net sales - $ million)
North America	1,273	1,439	(12%)	1,700	(25%)
South America	484	599	(19%)	608	(20%)
Europe	280	269	4%	231	21%
Asia Pacific, Middle East and Africa	754	823	(8%)	556	36%
Total net sales ($ million)	2,790	3,130	(11%)	3,095	(10%)
Coating services to third parties included in Tubes ($ million)	70	67	5%	19	273%
Operating income ($ million)	527	459	15%	841	(37%)
Operating margin (% of sales)	18.9%	14.7%		27.2%

Net sales of tubular products and services decreased 11% sequentially and 10% year on year. Sequentially, volumes decreased 9% and average selling prices excluding the coating services on third parties pipes decreased 2%. In North America sales declined due to lower prices throughout the region and lower activity in the United States and Mexico. In South America we had lower pipeline sales in Argentina and lower conductor sales in Brazil partially compensated by a start of shipments to the Raia offshore line pipe project. In Europe sales increased thanks to the continued shipments to the Sakarya offshore line pipe project and higher sales of OCTG in Romania and Turkey which more than compensated for lower sales in the North Sea. In Asia Pacific, Middle East and Africa further sales in Saudi Arabia under inventory replenishment program, stable sales to the United Arab Emirates and a high level of shipments to Iraq, attenuated a drop in sales in sub-Saharan Africa, China and the rest of the Middle East.

Operating results from tubular products and services amounted to a gain of $527 million in the third quarter of 2024 compared to a gain of $459 million in the previous quarter and a gain of $841 million in the third quarter of 2023. In the second quarter of 2024 our Tubes operating income included a $171 million loss from the provision for ongoing litigation related to the acquisition of a participation in Usiminas and a $14 million gain from a positive legal claim resolution in Mexico. Excluding these two effects Tubes operating income in the second quarter of 2024 would have amounted to $616 million and the current quarter would have been 14% lower following the decline in prices and sales.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	3Q 2024	2Q 2024		3Q 2023
Net sales ($ million)	125	192	(35%)	143	(13%)
Operating income ($ million)	10	52	(81%)	27	(64%)
Operating margin (% of sales)	7.9%	27.3%		19.0%

Net sales of other products and services decreased 35% sequentially and decreased 13% year on year. Sequentially, sales declined mainly due to lower sales of coiled tubing, sucker rods and oil services in Argentina.

Selling, general and administrative expenses, or SG&A, amounted to $454 million, or 15.6% of net sales, in the third quarter of 2024, compared to $497 million, 15.0% in the previous quarter and $433 million, 13.4% in the third quarter of 2023. Sequentially, the decline in SG&A is mainly due to lower shipment costs due to a reduction in volumes shipped and a decrease in services and fees, taxes and others.

Other operating results amounted to a gain of $11 million in the third quarter of 2024, compared to a loss of $170 million in the previous quarter and a $36 million gain in the third quarter of 2023. In the second quarter of 2024 we recorded a $171 million loss from provision for ongoing litigation related to the acquisition of a participation in Usiminas.

Financial results amounted to a gain of $48 million in the third quarter of 2024, compared to a gain of $57 million in the previous quarter and a gain of $67 million in the third quarter of 2023. Financial result of the quarter is mainly attributable to a $50 million net finance income from the net return of our portfolio investments offset by other financial results.

Equity in earnings (losses) of non-consolidated companies generated a gain of $8 million in the third quarter of 2024, compared to a loss of $83 million in the previous quarter and a loss of $110 million in the third quarter of 2023. These results are mainly derived from our participation in Ternium (NYSE:TX). The previous quarter included an $83 million loss from the provision for ongoing litigation related to the acquisition of a participation in Usiminas on our investment in Ternium.

Income tax charge amounted to $134 million in the third quarter of 2024, compared to $138 million in the previous quarter and $278 million in the third quarter of 2023. With a similar income before equity earnings of non-consolidated companies and income tax, the tax charge of the quarter was sequentially lower mainly due to a lower impact of the foreign exchange devaluation in Mexico on the fiscal values of fixed assets and inventory.

Cash Flow and Liquidity of 2024 Third Quarter

Net cash generated by operating activities during the third quarter of 2024 was $552 million, compared to $935 million in the previous quarter and $1.3 billion in the third quarter of 2023. During the third quarter of 2024 cash generated by operating activities includes a net working capital reduction of $48 million.

With capital expenditures of $179 million, our free cash flow amounted to $373 million during the quarter. After share buybacks of $182 million in the quarter, our net cash position amounted to $4.0 billion at September 30, 2024.

Analysis of 2024 First Nine Months Results

	9M 2024	9M 2023	Increase/(Decrease)
Net sales ($ million)	9,679	11,454	(15%)
Operating income ($ million)	1,860	3,497	(47%)
Net income ($ million)	1,558	2,812	(45%)
Shareholders’ net income ($ million)	1,520	2,789	(45%)
Earnings per ADS ($)	2.67	4.72	(43%)
Earnings per share ($)	1.34	2.36	(43%)
EBITDA* ($ million)	2,326	3,890	(40%)
EBITDA margin (% of net sales)	24.0%	34.0%

*EBITDA in 9M 2024 includes a $174 million loss from the provision for ongoing litigation related to the acquisition of a participation in Usiminas. If this charge was not included EBITDA would have amounted to $2,499 million, or 25.8% of sales.

Our sales in the first nine months of 2024 decreased 15% compared to the first nine months of 2023 as volumes of tubular products shipped decreased 4%, tubes average selling prices decreased 15% excluding the coating services on third parties pipes, while sales in the Others segment remained flat. Following the decrease in sales, mainly due to the tubes average price decline, EBITDA margin declined from 34% to 24% and EBITDA declined 40%. EBITDA in the first nine months of 2024 includes a $174 million loss from the provision for ongoing litigation related to the acquisition of a participation in Usiminas, included in other operating expenses. Additionally, related to the same case, net income includes an $86 million loss from our participation in Ternium.

Cash flow provided by operating activities amounted to $2.4 billion during the first nine months of 2024, including a a reduction in working capital of $324 million. After capital expenditures of $512 million, our free cash flow amounted to $1.9 billion. Following a dividend payment of $459 million in May 2024 and share buybacks for $985 million in the nine months, our positive net cash position amounted to $4.0 billion at the end of September 2024.

The following table shows our net sales by business segment for the periods indicated below:

Net sales ($ million)	9M 2024		9M 2023		Increase/(Decrease)
Tubes	9,212	95%	10,987	96%	(16%)
Others	467	5%	467	4%	(0%)
Total	9,679		11,454		(15%)

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	9M 2024	9M 2023	Increase/(Decrease)
Seamless	2,328	2,428	(4%)
Welded	687	707	(3%)
Total	3,016	3,136	(4%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	9M 2024	9M 2023	Increase/(Decrease)
(Net sales - $ million)
North America	4,301	6,071	(29%)
South America	1,699	2,476	(31%)
Europe	802	754	6%
Asia Pacific, Middle East and Africa	2,410	1,687	43%
Total net sales ($ million)	9,212	10,987	(16%)
Coating services to third parties included in Tubes ($ million)	300	55	441%
Operating income ($ million)	1,772	3,403	(48%)
Operating margin (% of sales)	19.2%	31.0%

Net sales of tubular products and services decreased 16% to $9,212 million in the first nine months of 2024, compared to $10,987 million in the first nine months of 2023 due to a 4% decrease in volumes and a 15% decrease in average selling prices excluding the coating services on third parties pipes. Price declines were concentrated in the Americas, more so in North America, and were partially offset by increases in Europe and Asia Pacific, Middle East and Africa.

Operating results from tubular products and services amounted to a gain of $1,772 million in the first nine months of 2024 compared to a gain of $3,403 million in the first nine months of 2023. The decline in operating results is mainly due to the decline in average selling prices and the corresponding impact on margins. Additionally, in the first nine months of 2024 our Tubes operating income includes a charge of $174 million loss from the provision for ongoing litigation related to the acquisition of a participation in Usiminas, included in other operating expenses. On the other hand, operating income in the first nine months of 2024 includes gains amounting to $39 million from positive legal claims resolutions in Mexico and Brazil.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	9M 2024	9M 2023	Increase/(Decrease)
Net sales ($ million)	467	467	0%
Operating income ($ million)	88	94	(6%)
Operating margin (% of sales)	18.9%	20.1%

Net sales of other products and services which amounted to $467 million in the first nine months of 2024 remained flat in comparison to the the first nine months of 2023 as an increase in sales of oilfield services in Argentina and coiled tubing offset a decline in sales of sucker rods, excess raw materials and energy.

Operating results from other products and services amounted to a gain of $88 million in the first nine months of 2024, compared to a gain of $94 million in the first nine months of 2023. Results were mainly derived from our sucker rods business, coiled tubing and our oilfield services business in Argentina.

Selling, general and administrative expenses, or SG&A, amounted to $1,459 million in the first nine months of 2024, representing 15.1% of sales, and $1,449 million in the first nine months of 2023, representing 12.6% of sales. SG&A expenses increased as a percentage of sales due to the 15% decline in revenues, mainly due to lower Tubes average selling prices, and an increase of fixed costs partially offset by a reduction in selling expenses.

Other operating results amounted to a loss of $146 million in the first nine months of 2024, compared to a gain of $41 million in the same period of 2023. In the first nine months of 2024 we recorded a $174 million loss from provision for ongoing litigation related to the acquisition of a participation in Usiminas. In the first nine months of 2023 other operating income includes a non-recurring gain of $33 million corresponding to the transfer of the awards related to the Company’s Venezuelan nationalized assets.

Financial results amounted to a gain of $81 million in the first nine months of 2024, compared to a gain of $128 million in the first nine months of 2023. While net finance income increased due to a higher net financial position, other financial results were negatively affected by a cumulative result of the U.S. dollar denominated Argentine bond previously recognized in other comprehensive income, while foreign exchange results decreased in the first nine months of 2024 in respect to the same period of 2023.

Equity in (losses) earnings of non-consolidated companies generated a loss of $27 million in the first nine months of 2024, compared to a gain of $39 million in the first nine months of 2023. These results were mainly derived from our equity investment in Ternium (NYSE:TX) and in the first nine months of 2024 were negatively affected by an $86 million loss from the provision for ongoing litigation related to the acquisition of a participation in Usiminas on our Ternium investment.

Income tax amounted to a charge of $357 million in the first nine months of 2024, compared to $852 million in the first nine months of 2023. The lower income tax charge reflects mainly the reduction in results at several subsidiaries.

Cash Flow and Liquidity of 2024 First Nine Months

Net cash provided by operating activities during the first nine months of 2024 amounted to $2.4 billion (including a reduction in working capital of $324 million), compared to cash provided by operations of $3.6 billion (net of a reduction in working capital of $248 million) in the first nine months of 2023.

Capital expenditures amounted to $512 million in the first nine months of 2024, compared to $453 million in the first nine months of 2023. Free cash flow amounted to $1.9 billion in the first nine months of 2024, compared to $3.1 billion in the first nine months of 2023.

Following a dividend payment of $459 million in May 2024 and share buybacks of $985 million in the nine months, our positive net cash position amounted to $4.0 billion at the end of September 2024.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on November 7, 2024, at 08:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions.

To listen to the conference please join through one of the following options:

ir.tenaris.com/events-and-presentations or

https://edge.media-server.com/mmc/p/z7cmogvw/

If you wish to participate in the Q&A session please register at the following link:

https://register.vevent.com/register/BIf7b93fbc38f245839de51051af91f592

Please connect 10 minutes before the scheduled start time.

A replay of the conference call will also be available on our webpage at: ir.tenaris.com/events-and-presentations

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2024	2023	2024	2023
	Unaudited		Unaudited
Net sales	2,915,487	3,237,836	9,678,708	11,453,930
Cost of sales	(1,935,560)	(1,973,381)	(6,213,226)	(6,548,324)
Gross profit	979,927	1,264,455	3,465,482	4,905,606
Selling, general and administrative expenses	(454,020)	(432,682)	(1,458,840)	(1,448,765)
Other operating income	16,682	39,219	42,167	51,575
Other operating expenses	(5,490)	(3,091)	(188,337)	(10,971)
Operating income	537,099	867,901	1,860,472	3,497,445
Finance Income	65,815	56,100	190,988	149,853
Finance Cost	(15,979)	(19,179)	(52,284)	(87,103)
Other financial results, net	(1,381)	30,565	(57,828)	65,116
Income before equity in earnings of non-consolidated companies and income tax	585,554	935,387	1,941,348	3,625,311
Equity in earnings (losses) of non-consolidated companies	7,605	(110,382)	(26,735)	38,545
Income before income tax	593,159	825,005	1,914,613	3,663,856
Income tax	(133,968)	(278,200)	(356,971)	(851,804)
Income for the period	459,191	546,805	1,557,642	2,812,052

Attributable to:
Shareholders' equity	448,066	537,311	1,520,232	2,788,967
Non-controlling interests	11,125	9,494	37,410	23,085
	459,191	546,805	1,557,642	2,812,052

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At September 30, 2024		At December 31, 2023
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	6,150,671		6,078,179
Intangible assets, net	1,355,801		1,377,110
Right-of-use assets, net	149,808		132,138
Investments in non-consolidated companies	1,550,676		1,608,804
Other investments	1,020,808		405,631
Deferred tax assets	790,907		789,615
Receivables, net	199,459	11,218,130	185,959	10,577,436
Current assets
Inventories, net	3,762,705		3,921,097
Receivables and prepayments, net	249,754		228,819
Current tax assets	307,459		256,401
Trade receivables, net	2,079,600		2,480,889
Derivative financial instruments	8,727		9,801
Other investments	2,798,807		1,969,631
Cash and cash equivalents	715,028	9,922,080	1,637,821	10,504,459
Total assets		21,140,210		21,081,895
EQUITY
Shareholders' equity		17,200,408		16,842,972
Non-controlling interests		219,167		187,465
Total equity		17,419,575		17,030,437
LIABILITIES
Non-current liabilities
Borrowings	14,405		48,304
Lease liabilities	103,121		96,598
Derivative financial instruments	-		255
Deferred tax liabilities	479,187		631,605
Other liabilities	318,498		271,268
Provisions	87,363	1,002,574	101,453	1,149,483
Current liabilities
Borrowings	485,996		535,133
Lease liabilities	48,616		37,835
Derivative financial instruments	3,230		10,895
Current tax liabilities	291,032		488,277
Other liabilities	380,577		422,645
Provisions	221,870		35,959
Customer advances	324,382		263,664
Trade payables	962,358	2,718,061	1,107,567	2,901,975
Total liabilities		3,720,635		4,051,458
Total equity and liabilities		21,140,210		21,081,895

Consolidated Condensed Interim Statement of Cash Flows

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2024	2023	2024	2023
	Unaudited		Unaudited
Cash flows from operating activities
Income for the period	459,191	546,805	1,557,642	2,812,052
Adjustments for:
Depreciation and amortization	151,122	136,129	465,073	392,163
Bargain purchase gain	-	(3,162)	(2,211)	(3,162)
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	6,736	-	177,346	-
Income tax accruals less payments	(108,788)	76,994	(222,350)	134,168
Equity in (losses) earnings of non-consolidated companies	(7,605)	110,382	26,735	(38,545)
Interest accruals less payments, net	(5,678)	(22,986)	(8,313)	(44,926)
Changes in provisions	(615)	(17,998)	(5,347)	21,935
Changes in working capital	48,003	414,887	323,521	248,125
Others, including net foreign exchange	9,446	55,883	61,894	37,528
Net cash provided by operating activities	551,812	1,296,934	2,373,990	3,559,338

Cash flows from investing activities
Capital expenditures	(178,671)	(170,376)	(512,086)	(452,625)
Changes in advances to suppliers of property, plant and equipment	(4,968)	(1,342)	(15,483)	902
Acquisition of subsidiaries, net of cash acquired	5,500	(100,311)	31,446	(104,419)
Additions to associated companies	-	(22,661)	-	(22,661)
Loan to joint ventures	(1,392)	(1,427)	(4,137)	(2,662)
Proceeds from disposal of property, plant and equipment and intangible assets	13,182	648	19,317	9,023
Dividends received from non-consolidated companies	-	-	53,136	43,513
Changes in investments in securities	(243,133)	(809,796)	(1,279,885)	(2,597,425)
Net cash used in investing activities	(409,482)	(1,105,265)	(1,707,692)	(3,126,354)

Cash flows from financing activities
Dividends paid	-	-	(458,556)	(401,383)
Dividends paid to non-controlling interest in subsidiaries	(5,862)	(1,530)	(5,862)	(18,967)
Changes in non-controlling interests	-	2,033	1,115	3,772
Acquisition of treasury shares	(181,741)	-	(985,127)	-
Payments of lease liabilities	(17,944)	(12,199)	(51,326)	(35,968)
Proceeds from borrowings	331,348	326,185	1,526,444	1,358,223
Repayments of borrowings	(444,172)	(381,886)	(1,616,771)	(1,524,973)
Net cash used in financing activities	(318,371)	(67,397)	(1,590,083)	(619,296)

(Decrease) increase in cash and cash equivalents	(176,041)	124,272	(923,785)	(186,312)

Movement in cash and cash equivalents
At the beginning of the period	848,695	755,271	1,616,597	1,091,433
Effect of exchange rate changes	8,652	(15,531)	(11,506)	(41,109)
(Decrease) increase in cash and cash equivalents	(176,041)	124,272	(923,785)	(186,312)
	681,306	864,012	681,306	864,012

Exhibit I – Alternative performance measures

Alternative performance measures should be considered in addition to, not as substitute for or superior to, other measures of financial performance prepared in accordance with IFRS.

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are recurring non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA = Net income for the period + Income tax charges +/- Equity in Earnings (losses) of non-consolidated companies +/- Financial results + Depreciation and amortization +/- Impairment charges/(reversals).

EBITDA is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2024	2023	2024	2023
Income for the period	459,191	546,805	1,557,642	2,812,052
Income tax charge	133,968	278,200	356,971	851,804
Equity in earnings (losses) of non-consolidated companies	(7,605)	110,382	26,735	(38,545)
Financial Results	(48,455)	(67,486)	(80,876)	(127,866)
Depreciation and amortization	151,122	136,129	465,073	392,163
EBITDA	688,221	1,004,030	2,325,545	3,889,608

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2024	2023	2024	2023
Net cash provided by operating activities	551,812	1,296,934	2,373,990	3,559,338
Capital expenditures	(178,671)	(170,376)	(512,086)	(452,625)
Free cash flow	373,141	1,126,558	1,861,904	3,106,713

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash = Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments - Borrowings (Current and Non-Current).

Net cash/debt is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At September 30,
	2024	2023
Cash and cash equivalents	715,028	864,043
Other current investments	2,798,807	2,496,747
Non-current investments	1,013,474	560,489
Derivatives hedging borrowings and investments	-	766
Current borrowings	(485,996)	(597,493)
Non-current borrowings	(14,405)	(25,248)
Net cash / (debt)	4,026,908	3,299,304

Operating working capital days

Operating working capital is the difference between the main operating components of current assets and current liabilities. Operating working capital is a measure of a company’s operational efficiency, and short-term financial health.

Operating working capital days is calculated in the following manner:

Operating working capital days = [(Inventories + Trade receivables – Trade payables – Customer advances) / Annualized quarterly sales ] x 365.

Operating working capital days is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At September 30,
	2024	2023
Inventories	3,762,705	3,884,882
Trade receivables	2,079,600	2,169,293
Customer advances	(324,382)	(160,533)
Trade payables	(962,358)	(999,209)
Operating working capital	4,555,565	4,894,433
Annualized quarterly sales	11,661,948	12,951,344
Operating working capital days	143	138